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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE TO/A
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                AMENDMENT NO. 3

                               ZAPME! CORPORATION
                           (Name of Subject Company)

                         GILAT SATELLITE NETWORKS LTD.
                                   (Offeror)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  98912E 10 0
                     (CUSIP Number of Class of Securities)

                         Gilat Satellite Networks Inc.
                              1651 Old Meadow Road
                             McLean, Virginia 22102
                                 (703) 734-9401
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                             Steven G. Tepper, Esq.
                                Arnold & Porter
                                399 Park Avenue
                            New York, New York 10022
                              Tel: (212) 715-1140
                              Fax: (212) 715-1399

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to RULE 14d-1.

[ ]  issuer tender offer subject to RULE 13e-4.

[ ]  going-private transaction subject to RULE 13e-3.

[X]  amendment to Schedule 13D under RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO filed by Gilat Satellite Networks Ltd., an Israeli corporation ("Purchaser") on October 17, 2000 (as amended on October 19, 2000 and November 3, 2000, the "Schedule TO"), relating to the offer by Purchaser (the "Offer"), to purchase up to the number of shares of common stock, par value $.01 per share (the "Shares"), of ZapMe! Corporation, a Delaware corporation (the "Company"), which, together with the number of Shares Purchaser beneficially owned, constitutes 51% of the Outstanding Shares, at $2.32 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2000 and in the related Letter of Transmittal filed as exhibits (a)(1)(A) and
(a)(1)(B), respectively, with the Schedule TO. This Amendment No. 3 is being filed on behalf of Purchaser. "Outstanding Shares" shall mean the total number of Shares outstanding as of the last business day prior to the consummation of the Offer.

The sole purpose of this Amendment No. 3 is to file the joint press release issued by Purchaser and the Company on November 15, 2000, announcing the completion of the Offer.
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ITEM 11.  ADDITIONAL INFORMATION

At 12:00 Midnight, New York City Time, on November 14, 2000, the Offer expired as scheduled. On November 15, 2000, based upon the information provided by EquiServe Trust Company, N.A., the depository of the Offer, Purchaser and the Company announced the satisfaction of the conditions of the Offer and issued a joint press release, a copy of which is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.

ITEM 12.  EXHIBITS

       (a)(1)(I)             Joint press release issued by Gilat Satellite Networks Ltd.
                             and ZapMe! Corporation on November 15, 2000.

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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             /s/ YOAV LEIBOVITCH
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                                  (SIGNATURE)

   Yoav Leibovitch, Chief Financial Officer and Vice President of Finance and
                                 Administration
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                                (NAME AND TITLE)

                               November 15, 2000
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                                     (DATE)

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                               INDEX OF EXHIBITS

EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
(a)(1)(I)                Joint press release issued by Gilat Satellite Networks Ltd.
                         and ZapMe! Corporation on November 15, 2000.

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